UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)  [   ]
Securities Act Rule 802 (Exchange Offer)  [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response)  [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   [   ]

Tagish Lake Gold Corp.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

British Columbia
(Jurisdiction of Subject Company’s Incorporation or Organization)

New Pacific Metals Corp.
(Name of Person(s) Furnishing Form)

Common Shares, Secured and Unsecured Debt
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Tagish Lake Gold Corp.
Graham Dickson, President & CEO
408 – 688 West Hastings Street
Vancouver, BC V6B 1P1
T: 604-688-9427
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Edwin S. Maynard
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas | New York, NY 10019-6064
(212) 373-3000

July 21, 2010 (Date of Mailing of Exchange Offer Notice)
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

1.	Offer to Purchase and Circular, dated July 21, 2010 (the “Circular”)*

2.	Letter of Acceptance and Transmittal*

3.	Notice of Guaranteed Delivery*

4.	Notice of Change to Offer to Purchase, dated July 27, 2010**

5.	Notice of Change to Offer to Purchase, dated August 20, 2010***

6.	Notice of Change to Offer to Purchase, dated August 26, 2010 (See Exhibit 99.1)

*Previously furnished with Form CB filed with the Securities and Exchange Commission on July 22, 2010.

**Previously furnished with Amendment No. 1 to Form CB filed with the Securities and Exchange Commission on August 5, 2010.

***Previously furnished with Amendment No. 2 to Form CB submitted to the Securities and Exchange Commission in paper on August 25, 2010 and re-filed electronically on September 17, 2010.

Item 2.	Informational Legends

   The required legend is included on prominent portions of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)	New Pacific Metals Corp.’s (the “Filer”) annual information form for the fiscal year ended June 30, 2009 dated October 23, 2009;*

(b)
the Filer’s audited consolidated balance sheets as at June 30, 2009 and June 30, 2008 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years ended June 30, 2009 and June 30, 2008, together with the report of independent auditors thereon and the notes thereto;*

(c)	the Filer’s management’s discussion and analysis of financial condition and results of operations for the financial year ended June 30, 2009;*

(d)
the Filer’s unaudited interim consolidated balance sheets as at March 31, 2010 and March 31, 2009 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for each of the three and  nine month periods ended March 31, 2010 and March 31, 2009, together with the notes thereto;*

(e)	the Filer’s management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended March 31, 2010;*

(f)	the Filer’s management information circular dated October 23, 2009 in connection with the New Pacific’s annual general meeting of shareholders held on November 27, 2009; and*

(g)	the material change report dated July 20, 2010 announcing the Filer’s intention to make the Offer.*

*Previously furnished with Form CB filed with the Securities and Exchange Commission on July 22, 2010.

PART III

CONSENT TO SERVICE OF PROCESS

New Pacific Metals Corp. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW PACIFIC METALS CORP.

Date: August 27, 2010	By:	/s/ Maria Tang
Name: Maria Tang
Title: Chief Financial Officer

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